Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-276061

Investment Company Act File No. 811-23920

Supplement Number 1

Dated September 30, 2026

To The Prospectus Dated July 20, 2026

Jackson Real Assets Fund

In the section, “Summary,” under “Principal Investment Strategy,” please delete the first paragraph in the entirety and replace with the following:

Principal Investment Strategy. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its total assets (net assets plus the amount of any borrowings for investment purposes) in public and private investments in the United States and globally in investments that provide exposure to the following real asset classes: (i) real estate, (ii) infrastructure, and (iii) natural capital, which consists of resources derived from the natural environment and includes but is not limited to, agriculture, farmland, and timberland (collectively, “Real Asset Investments”). For purposes of satisfying the Fund’s 80% policy, the Fund may include any cash and cash equivalents that cover unfunded commitments in Real Asset Investments that the Fund reasonably expects to be called in the future. The Fund’s 80% policy is not a fundamental policy of the Fund and may be changed by the Fund’s Board of Trustees (the “Board,” and each member of the Board, a “Trustee”) without Shareholder approval upon 60 days’ prior notice to Shareholders. This notice will be provided in advance of a repurchase offer by the Fund and such repurchase may not be oversubscribed for the change to take effect.

In the section, “Investment Objectives and Strategies,” under “Principal Investment Strategy,” please delete the first paragraph in the entirety and replace with the following:

Principal Investment Strategy. The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its total assets (net assets plus the amount of any borrowings for investment purposes) in public and private investments in the United States and globally in investments that provide exposure to the following real asset classes: (i) real estate, (ii) infrastructure, and (iii) natural capital, which consists of resources derived from the natural environment and includes but is not limited to, agriculture, farmland, and timberland (collectively, “Real Asset Investments”). For purposes of satisfying the Fund’s 80% policy, the Fund may include any cash and cash equivalents that cover unfunded commitments in Real Asset Investments that the Fund reasonably expects to be called in the future. The Fund’s 80% policy is not a fundamental policy of the Fund and may be changed by the Fund’s Board of Trustees (the “Board,” and each member of the Board, a “Trustee”) without Shareholder approval upon 60 days’ prior notice to Shareholders. This notice will be provided in advance of a repurchase offer by the Fund and such repurchase may not be oversubscribed for the change to take effect.

This Supplement is dated September 30, 2026.